Filed by Livent Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Livent Corporation

Commission File No. 001-38694

On May 10, 2023, Paul Graves, the Chief Executive Officer of Livent Corporation ("Livent"), made the following communication to Livent's employees regarding Livent's proposed combination with Allkem Limited.

From: Paul Graves

To: All Livent Employees Worldwide

Livent and Allkem to Combine, Creating a Global Integrated Lithium Chemicals Leader

Dear Livent Team,

Today is an exciting, transformational day for Livent. We announced that Livent and Allkem have agreed to combine in an all-stock merger of equals, creating a leading global integrated lithium chemicals company with the resources, scale and expertise to meet the growing needs of our customers and our rapidly growing industry.

We are joining forces to help power the transition to electric vehicles, cleaner energy and a more sustainable future. This transaction will allow the combined company to break into the top 3 lithium chemicals producers worldwide with roughly US$1.9 billion of total revenue in 2022 and over 2400 employees.

Allkem, headquartered in Buenos Aires, Argentina, is a high-growth lithium company with world-class assets and expertise in hard-rock mining, brine extraction and lithium chemicals manufacturing. If you aren’t familiar with the name Allkem, you’ve probably heard of their predecessor companies, Orocobre and Galaxy, which successfully merged under the Allkem brand in August 2021. The company has production facilities and expansion projects in Argentina, Australia, Canada and Japan.

Strategic Benefits & Highlights

The combination of Livent and Allkem will bring together organizations with highly complementary operating experience, strategic resources and capabilities.

There are many reasons why the combination is so compelling. There are three in particular I want to highlight: 1) Greater Scale 2) Improved Vertical Integration; and 3) Accelerated Growth.

Let me address scale first. Together, as one company, we will have the business-critical scale and global capabilities to pursue new pathways to increase production capacity. Our expectation is that the new company will have a lithium production capacity of around 90,000 metric tons by the end of this year, about 250,000 metric tons by 2027. This added scale will fundamentally change the nature of the conversations we can have with our customers, allowing us to offer more volumes and a broader, more balanced product portfolio to meet the strong demand across our end-markets.

Second, the combination will result in a more fully integrated business model, allowing us to capitalize on the complementary assets from each company for base compounds which we can then convert to higher value products elsewhere in our operation. This level of vertical integration will enhance our operational flexibility and give us greater ability to capture value across a range of market conditions.

Third, we’ll be able to accelerate growth and the development of our expansions by taking advantage of the close proximity of some of our assets, especially in Argentina and Canada. Not only that, we’ll be able to de-risk expansion projects on both sides by leveraging each other’s strengths. For example, Livent has Direct Lithium Extraction (DLE) expertise that Allkem needs for some of its expansion flow sheets. And Allkem has the hard rock mining and conventional brine extraction expertise that Livent doesn’t have today.

All this means we’ll be able to provide even greater value to our customers, and, in turn, be the home of the best projects and most attractive career growth and professional development opportunities for our combined workforce. On that point, let me be clear that the two companies have minimal roles which overlap and that eliminating jobs is not part of the transaction rationale. Additionally, the two combined companies will bring greater local community benefits across the regions in which we operate.

Timing, Integration Process & Leadership

The transaction is expected to close by the end of 2023. We will remain separate entities until then, and no integration of our companies can begin until the deal is fully approved and completed. After that point, we will begin an orderly integration process and support our internal teams with assistance from external advisers to ensure a smooth and successful transition.

After the transaction has closed, there will be a new Board of Directors and Executive Leadership Team, with representation from both companies. I will be CEO of the combined company, and the current Chairman of the Board of Allkem will become Chairman of the Board of the combined company. Gilberto Antoniazzi will be CFO. We will announce the other members of the Board and Executive Leadership Team at a later date when they are appointed, and this will be a priority for us.

The company name and headquarters will be announced at a later date as well.

Near-Term Focus

Before we officially close this transaction, you should know that we must continue to operate as two separate companies. Please maintain a clear focus on Livent safety, financial, operational and strategic priorities for 2023. These have not changed, and we must do everything we can to deliver on our commitments and targets for the year.

Invitation to Special Global Town Hall Today

I invite each of you to join a special global town hall meeting today at 10 AM ET / 11 AM ART time where I, along with other members of our leadership team, will share more about this transformational moment. You should receive a calendar invite and meeting access details shortly.

I know that you will have questions. Please email them to livent.communications@livent.com and I will do my best to address them during the town hall.

For More Information About the Transaction

For more information about the transaction, please refer to the joint press release at https://ir.livent.com/news/news-details/2023/Allkem-and-Livent-to-Create-a-Leading-Global-Integrated-Lithium-Chemicals-Producer/default.aspx we issued today with Allkem and the attached PDF with employee FAQs. The FAQs include instructions on how to handle inquiries from the media, Allkem and others outside the company.

You can also access the investor presentation and other resources at www.globallithiumleader.com. This is the website that will be used by both companies to share information with the public about the transaction.

In Conclusion

In addition to informing all of you, we have begun the process today of notifying customers, suppliers and other external stakeholders. Please keep in mind that we are still in the early stages of the transaction process. We don’t have all the answers yet, but we will keep you and our other stakeholders informed of upcoming transaction milestones and any major decisions along the way.

Thank you all for what you have done to help us reach this incredible milestone and your continued support in our journey as a company. Your hard work and dedication make it all possible. These are exciting times for us and for our customers, and I am confident that this transaction will propel us to new heights as one of the premier lithium chemicals producers in the world.

Sincerely,

Paul Graves
Livent President & CEO

No offer or solicitation

This communication and the information contained in it is provided for information purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Allkem Limited (“Allkem”), Livent Corporation (“Livent”) or Lightning-A Limited (“NewCo”), or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional information and where to find it

Livent and NewCo plan to file relevant materials with the Securities and Exchange Commission (the “SEC”) in connection with the contemplated transaction (the “Transaction”), including a registration statement on Form S-4 that contains a proxy statement/prospectus and other documents. Livent will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitution for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the proposed transaction.

THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WILL CONTAIN IMPORTANT INFORMATION ABOUT NEWCO, LIVENT, ALLKEM, THE TRANSACTION AND RELATED MATTERS. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TRANSACTION. The proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the Transaction will be available when filed free of charge on the SEC's website (at www.sec.gov). Copies of documents filed with the SEC by Livent will be made available free of charge on Livent's investor relations website (at https://ir.livent.com/overview/default.aspx).

Participants in the Solicitation

Allkem, Livent, NewCo and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Livent’s security holders in connection with the Transaction. Information about Livent’s directors and executive officers is set forth in Livent’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on March 16, 2023, its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 24, 2023, subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Information about Allkem’s directors and executive officers is set forth in Allkem’s latest annual report dated August 25, 2022, as updated from time to time via announcements made by Allkem on the Australian Securities Exchange. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Livent security holders in connection with the Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This announcement contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Livent at the time of this announcement and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date of this communication unless otherwise indicated) include, among others, statements regarding the future performance of Livent, Allkem and NewCo (the “Merged Group”), the perceived and potential synergies and other benefits of the Transaction, and expectations around the financial impact of the Transaction on the Merged Group’s financials. In addition, this announcement contains statements concerning the intentions, beliefs and expectations, plans, strategies and objectives of the directors and management of Livent for Livent and the Merged Group, the anticipated timing for and outcome and effects of the Transaction (including expected benefits to shareholders of Livent), anticipated production, production capacity or construction or development commencement dates, costs or production outputs, capital expenditure and future demand for lithium, expectations for the ongoing development and growth potential of the Merged Group and the future operation of Livent and the Merged Group.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of NewCo following completion of the Transaction; and anticipated growth strategies and anticipated trends in Livent’s, Allkem’s and, following the completion of the proposed transaction, NewCo’s business.

In addition, other factors related to the Transaction between Allkem and Livent that contribute to the uncertain nature of the forward-looking statements and that could cause actual results and financial condition to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the Transaction, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the Transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Transaction within the expected time period (if at all); potential difficulties in Allkem’s and Livent’s ability to retain employees as a result of the announcement and pendency of the Transaction; risks relating to the value of NewCo’s shares to be issued in the Transaction; disruptions of Allkem’s and Livent’s current plans, operations and relationships with customers caused by the announcement and pendency of the Transaction; legal proceedings that may be instituted against Allkem and Livent following announcement of the Transaction; funding requirements; lithium and other commodity prices; exploration, development and operating risks (including unexpected capital or operating costs); production risks; regulatory restrictions (including environmental regulations and associated liability, changes in regulatory restrictions or regulatory policy and potential title disputes) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Livent’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

There can be no assurance that the Transaction will be implemented or that plans of the directors and management of Livent for the Merged Group will proceed as currently expected or will ultimately be successful. Investors are strongly cautioned not to place undue reliance on forward-looking statements, including in respect of the financial or operating outlook for Allkem, Livent or the Merged Group (including the realization of any expected synergies).

Except as required by applicable law, Livent assumes no obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Allkem, Livent or the Merged Group, or the subject matter of this announcement), create an implication that there has been no change in the affairs of Livent since the date of this communication.